D E  V I S S E R  G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.

We have audited the consolidated balance sheets of TAG Oil Ltd as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2006 in accordance with generally accepted accounting principles in Canada.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
July 7, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated July 7, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
July 7, 2006

Consolidated Balance Sheets
Expressed in Canadian Dollars

As at March 31	2006	2005

Assets
Current
Cash and cash equivalents	$18,753,695	$6,368,935
Amounts receivable and prepaids	376,334	184,344
Inventory (Note 2)	942,769	-
Marketable securities	-	3,300
	20,072,798	6,556,579
Oil and gas properties (Note 3)	9,155,763	1,933,088
Equipment (Note 4)	30,836	16,834
	$29,259,397	$8,506,501

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$2,229,565	$546,421
	2,229,565	546,421

Share capital (Note 5)	38,424,949	18,053,464
Contributed surplus	709,860	586,031
Deficit	(12,104,977)	(10,679,415)
	27,029,832	7,960,080
	$29,259,397	$8,506,501

See accompanying notes.

Nature of operations (Note 1)
Commitments and contingencies (Note 6)
Subsequent events (Note 8)

Approved by the Board of Directors:

“Garth Johnson”	“Drew Cadenhead”
Garth Johnson, Director	Drew Cadenhead, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

For the Years Ended March 31	2006	2005	2004

Expenses
General and administrative	$1,404,864	$829,233	$650,680
Stock option compensation	123,829	185,395	290,030
Directors & officers insurance	32,250	-	-
Foreign exchange	(62,080)	212,589	30,787
Amortization	7,596	4,512	5,496
Loss before other items	(1,506,459)	(1,231,729)	(976,993)

Other Items
Interest income	399,684	17,352	15,737
Write-off of oil and gas properties	(358,699)	-	(1)
Gain on sale of marketable securities	39,912	-	-
Gain on sale of property and equipment	-	-	23,256
Net loss for the year	(1,425,562)	(1,214,377)	(938,001)
Deficit, beginning of year	(10,679,415)	(9,465,038)	(8,527,037)
Deficit, end of year	$(12,104,977)	$(10,679,415)	$(9,465,038)

Loss per share	$(0.04)	$(0.09)	$(0.08)

Weighted average number of shares
outstanding	37,330,058	13,111,779	11,227,776

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

For the Years Ended March 31	2006	2005	2004

Operating Activities
Net loss for the year	$(1,425,562)	$(1,214,377)	$(938,001)
Changes for non-cash operating items:
Amortization	7,596	4,512	5,496
Stock option compensation	123,829	185,395	290,030
Write-off of oil and gas properties	358,699	-	1
Gain on sale of marketable securities	(39,912)	-	-
Gain on sale of property and equipment	-	-	(23,256)
	(975,350)	(1,024,470)	(665,730)
Changes for non-cash working capital accounts:
Amounts receivable and prepaids	(191,990)	(143,649)	89,967
Due to/from related parties	-	(9,960)	(71,632)
Inventory	(942,769)	-	-
Accounts payable and accrued liabilities	71,261	66,485	(13,260)
Cash used in operating activities	(2,038,848)	(1,111,594)	(660,655)

Financing Activities
Issuance of common shares	20,371,485	7,437,513	149,150
Repurchase of common shares	-	(7,338)	-
Cash provided by financing activities	20,371,485	7,430,175	149,150

Investing Activities
Exploration of oil and gas properties	(5,969,491)	(822,236)	(124,169)
Proceeds from sale of property and equipment	-	-	404,141
Purchase of property and equipment	(21,598)	(3,876)	(3,268)
Proceeds from sale of marketable securities	43,212	-	-
Cash (used in) provided by investing activities	(5,947,877)	(826,112)	276,704

Net increase (decrease) in cash during the year	12,384,760	5,492,469	(234,801)
Cash and cash equivalents - Beginning of year	6,368,935	876,466	1,111,267
Cash and cash equivalents - End of year	$18,753,695	$6,368,935	$876,466

Cash	$2,515,613	$6,368,935	$271,319
Cash equivalents	16,208,082	-	605,147
	$18,753,695	$6,368,935	$876,466

Supplementary disclosures:

Interest received	$399,684	$17,352	$15,737

Non-cash investing activities:

The Company incurred $2,077,526 (2005: $465,643 and 2004: $Nil) in exploration expenditures which amounts were in accounts payable at year end.

See accompanying notes.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2006 and 2005
Expressed in Canadian Dollars

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The Company is in the process of exploring its oil and gas properties and has not yet determined whether they contain reserves that are economically recoverable. The success of the Company’s exploration and development of its oil and gas properties is influenced by significant financial and legal risks, as well as commodity prices and the ability of the Company to discover economically recoverable reserves and to bring such reserves into future profitable production. In addition, the Company must continue to obtain sufficient financing to develop its properties towards planned principal operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs, potential accruals for future site reclamation costs and the determination of inputs required in the calculation of stock based compensation. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, that affect the Company, are described in note 9.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: TAG Oil (NZ) Limited, TAG Oil (Canterbury) Limited, and Durum Energy (PNG) Limited. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevent the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

c)	Joint Operations

Substantially all of the Company's activities relate to the exploration for oil and gas. To the extent that these activities are conducted jointly with other companies, the accounts reflect only the Company's proportionate interest in these activities.

d)	Translation of Foreign Currencies

The Company's foreign operations, conducted through its subsidiaries, are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign-denominated amounts into Canadian dollars. Monetary assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into Canadian dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into Canadian dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)	Fair Value of Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f)	Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

g)	Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration and development activities. All cost centres are in the pre-development stage and as such are not subject to depletion. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. The recovery of the costs incurred to date is ultimately dependent on discovering commercial quantities of hydrocarbons. The likelihood of such a discovery is not determinable at this time.

h)	Equipment

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

i)	Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely to occur than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

j)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue shares and the date of share issuance.

k)	Stock-based Compensation

The Company has a stock based compensation program for officers, directors, employees and consultants.

The Company uses the fair value method for valuing stock option grants. Under this method, compensation cost attributable to all stock options granted is measured at fair value at the grant date and expensed in the year of grant with a corresponding increase in contributed surplus. Consideration paid upon the exercise of the stock options will be recorded as an increase to share capital together with the corresponding amounts previously recognized in contributed surplus.

l)	Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

m)	Marketable securities

The Company’s marketable securities are recorded at the lower of cost and estimated fair market value.

n)	Asset retirement obligation

Effective March 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At March 31, 2006 the Company does not have any asset retirement obligations.

o)	Inventory

Inventory is valued at the lower of cost and net realizable value with cost being determined using a specific identification basis. Inventory consists of field operation consumables.

NOTE 3 – OIL AND GAS PROPERTIES

	Working	Net Book	Additions	Write-offs	Net Book
	Interest	Value at	During the	During the	Value at
	%	March 31, 2005	Period	Period	March 31, 2006
Unproved:
New Zealand:
PMP 38153	15.00	$ -	$ 9,597	-	$ 9,597
PMP 38157	33.33	-	4,342	-	4,342
PEP 38256	53.84	166,974	250,594	-	417,568
PEP 38258	25.00	59,833	19,334	-	79,167
PEP 38260	30.00	-	512,885	-	512,885
PEP 38341	35.50	-	523,150	-	523,150
PEP 38342	35.50	-	502,635	-	502,635
PEP 38480	25.00	86,582	12,903	(99,485)	-
PEP 38732	100.00	-	1,000	-	1,000
PEP 38736	15.00	-	29,843	-	29,843
PEP 38741	45.00	622,042	1,015,849	-	1,637,891
PEP 38744	25.00	-	-	-	-
PEP 38745	83.33	-	554,925	-	554,925
PEP 38746	16.67	-	95,538	-	95,538
PEP 38748	33.33	-	-	-	-
PEP 38751	66.66	-	563,522	-	563,522
PEP 38757	100.00	532,030	1,934,631	-	2,466,661
PEP 38758	100.00	3,041	980,609	-	983,650
PEP 38765	38.30	206,866	483,289	-	690,155
PEP 38766	33.33	-	-	-	-
PEP 38767	100.00	-	83,234	-	83,234
AMI-Hursthouse	12.50	255,720	3,494	(259,214)	-

Total Unproved		$ 1,933,088	$ 7,581,374	(358,699)	$ 9,155,763

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

The Company participated in three unsuccessful exploration wells and three exploration wells that are under evaluation to determine if they are commercially viable in combination with future successful wells, all of which are located in onshore Taranaki, New Zealand. The unsuccessful wells drilled during the 2006 fiscal year are: the Richmond-1 well on PEP 38745, the Konini-1 well on PEP 38751 and the Arakamu-1 well in PEP 38757. The wells under evaluation to determine commerciality are: the SuppleJack-1 well on PEP 38741 and the SuppleJack South-1 and SuppleJack South-1a wells on PEP 38765.

During the 2006 fiscal year the Company wrote-off PEP 38480 as this permit was relinquished after negotiations with the Ministry of Economic Development in New Zealand did not result in amended exploration terms for the permit. In addition the Company wrote-off the costs related to the Hursthouse-1 well as it was determined that the costs associated with this well were unlikely to be recovered in the future.

Refer to Notes 6 and 8

NOTE 4 - EQUIPMENT

Equipment is comprised as follows:

		2006		2005

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Furniture, office and computer equipment	$125,644	$(94,808)	$30,836	$16,834

NOTE 5 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2004	7,978,061	$10,623,289
Forward stock split on the basis of one additional
new share for every two old shares	3,989,025	-
Private placement	542,495	1,247,218
Private placement	9,066,500	4,412,383
Exercise of share purchase warrants	6,150,000	1,744,978
Exercise of stock options	100,000	32,934
Re-purchase of shares and return to treasury	(1,800,000)	(7,338)
Balance at March 31, 2005	26,026,081	$18,053,464
Exercise of share purchase warrants	9,066,500	6,395,039
Private placement	11,538,500	13,976,446
Balance at March 31, 2006	46,631,081	$38,424,949

During the 2006 fiscal year, the Company issued 9,066,500 shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.60 per share.

On September 22, 2005, the Company completed a brokered private placement financing consisting of 11,538,500 shares at a price of $1.30 per share. In connection with this financing, the Company issued 400,000 broker warrants exercisable at a price of $1.30 per share until expiry on September 22, 2006.

Refer to Note 8

b)	Share Purchase Warrants

The following is a continuity of outstanding share purchase warrants:

	Number of	Weighted Average
	Share Purchase Warrants	Exercise Price (1)
Balance at March 31, 2004	6,150,000	$ 0.27
Issued during the year	9,608,995	0.71
Exercised	(6,150,000)	0.27
Balance at March 31, 2005	9,608,995	$ 0.71
Exercised	(9,066,500)	0.70
Issued during the year	400,000	1.30
Balance at March 31, 2006	942,495	$ 1.09

(1) Certain share purchase warrants are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At March 31, 2006, the following share purchase warrants are outstanding:

Number	Price	Expiry
Of Shares	per Share	Date
542,495	US$0.80	May 4, 2006	(2)
400,000	$1.30	September 22, 2006
942,495

(2) Subsequently, the warrants expired unexercised.

c)	Incentive Stock Options

At the Company’s annual general meeting held on September 9, 2005, shareholders approved an amendment to the Company’s stock option plan. Under the new stock option plan the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The exercise price of each option equals the market price of the Company’s shares the day prior to the date that the grant occurs less any applicable discount approved by the Board of Directors and the TSX Venture Exchange. The options maximum term is five years and must vest over a minimum of eighteen months.

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
	Options	Exercise Price (1)
Balance at March 31, 2004	1,140,000	$ 0.72
Granted during the year	550,000	0.76
Exercised	(100,000)	0.32
Cancelled/Expired	(800,000)	0.76
Balance at March 31, 2005	790,000	$ 0.76
Cancelled/Expired	(165,000)	0.76
Granted during the year	400,000	0.95
Balance at March 31, 2006	1,025,000	$ 0.83

(1)	Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At March 31, 2006, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
125,000	US$0.65	February 10, 2010
400,000	US$0.65	January 1, 2010
75,000	US$0.65	May 10, 2010
25,000	US$0.65	July 29, 2010
150,000	$1.30	November 22, 2010
150,000	$0.66	January 2, 2011
1,025,000

During the 2006 fiscal year, the Company granted options to three directors and one employee to purchase 400,000 common shares vesting over eighteen months with expiry dates ranging from May 10, 2010 to January 2, 2011 and exercisable at either US$0.65, CDN$0.66 or CDN$1.30.

During the 2005 fiscal year, the Company granted options to two directors and to its President to purchase 125,000 common shares vesting over eighteen months with an expiry date of February 10, 2010 and an aggregate of 400,000 common shares vesting over five years with an expiry date of January 1, 2010, respectively, exercisable at a price of US$0.65. The Company also granted an option to a consultant to purchase 25,000 common shares vesting over three years, exercisable at a price of US$0.65 until expiry on May 31, 2008.

During the current fiscal year, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the dates of grant of $0.31 per option share granted (2005: $0.35 per option share granted) for a total option benefit of $123,829 (2005: $185,395).

Refer to Note 8

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments for fiscal 2006 under various agreements relating to permits held at March 31, 2006 are as follows:

		Work Commitment or Obligation
Oil and Gas Property	Working Interest %	to March 31, 2006
PMP 38153	15.00	$ 10,500
PMP 38157	33.33	3,500,000
PEP 38256	53.84	35,000
PEP 38258	25.00	175,000
PEP 38260	30.00	1,400,000
PEP 38341	35.50	10,500
PEP 38342	35.50	10,500
PEP 38732	100.00	17,500
PEP 38736	15.00	10,500
PEP 38741	45.00	572,000
PEP 38744	25.00	40,000
PEP 38745	83.33	17,500
PEP 38746	16.67	12,000
PEP 38748	33.33	17,500
PEP 38751	66.66	21,000
PEP 38757	100.00	35,000
PEP 38758	100.00	1,540,000
PEP 38765	38.30	193,000
PEP 38766	33.33	23,000
PEP 38767	100.00	17,500
Total		$ 7,658,000

Refer to Note 8

NOTE 7 - INCOME TAXES

	2006	2005

Net loss for the year	$(1,404,898)	$(1,214,377)
Expected income recovery	(498,763)	(431,386)
Net adjustment for amortization, deductible and non-deductible amounts	(32,553)	67,533
Unrecognized benefit of current non-capital loss	531,316	363,853
Total income taxes	-	-

A reconciliation of income taxes at statutory rates and the significant components of the Company’s future income tax assets are as follows:

	2006	2005
Future income tax assets:
Net resource property carrying amounts (in excess) of tax pools	$(5,220,591)	$2,144,990
Equipment tax pool in excess of carrying value	93,876	93,954
Non-capital loss carryforwards	17,042,504	8,565,636
	11,915,789	10,804,580
Valuation allowance	(11,915,789)	(10,804,580)
Net future tax assets	$-	$-

The Company has non-capital losses of approximately $3.3 million (2005 - $2.32 million), which are available to reduce future taxable income in Canada, which expire between 2007 and 2016. Subject to certain restrictions the Company also has mineral property expenditures of approximately $4.1 million (2005 - $4.2 million) available to reduce taxable income in future years. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

At March 31, 2006, the Company also has losses and deductions of approximately NZ$16.9 million (March 31, 2005 -NZ$8.0 million) available to offset future taxable income earned in New Zealand.

NOTE 8 – SUBSEQUENT EVENTS

During the period subsequent to March 31, 2006 the following occurred:

a)	Acquisition of Cheal Petroleum, PEP 38757 Limited and PEP 38758 Limited

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”) , PEP 38757 Limited and PEP 38758 Limited all located in New Zealand. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these three companies was NZ$18,542,857 (CDN$12,800,000), five million shares of the Company and a 0.775% gross over riding royalty on PEP 38738-D. The work commitments expected over the 2007 fiscal year for PEP 38738-S and PEP 38738-D amount to a total of $6,000,000 and relate materially to the Cheal Oil Field Development Plan.

b)	Private placement financing

On June 12, 2006, the Company completed a private placement financing of 40,000,000 common shares at a price of $0.75 per share for net proceeds of approximately $28.1 million.

c)	Stock options

On April 25, 2006 the Company granted an employee an option to acquire up to 100,000 common shares, vesting over eighteen months, exercisable at a price of $0.90 per share until expiry on April 25, 2011.

NOTE 9 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except for the following differences:

CONSOLIDATED BALANCE SHEETS

a)	Assets

	i)	Marketable Securities

Under Canadian GAAP, marketable equity securities are valued at the lower of cost or market value. Under U.S. GAAP, the Company’s marketable equity securities are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	March 31,	March 31,
	2006	2005
Marketable securities under Canadian GAAP	$-	$3,300
Adjustment required under U.S. GAAP	-	10,200
Cumulative historical adjustments	-	16,800
Marketable securities under U.S. GAAP	$-	$30,300

As a result, total current assets under U.S. GAAP as at March 31, 2006 and 2005 would be $20,072,798 and $6,583,579, respectively.

ii)	Oil and Gas Property

Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The ceiling test under U.S. GAAP has been limited to those periods in which U.S. GAAP balances have been provided.

Under U.S. GAAP, the functional currency for each of the Company's foreign subsidiaries is the local currency of each subsidiary. Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Stockholders’ equity accounts are translated into Canadian dollars at the rates prevailing on the transaction dates, with revenues and expenses translated into Canadian dollars at the average rate for the year.

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the stockholders’ equity section on the balance sheet.

	March 31,	March 31,
	2006	2005
Oil and gas properties under Canadian GAAP	$9,155,763	$1,933,088
Foreign currency translation adjustment	(1,258,323)	(7,487)
Cumulative historical adjustments	85,529	93,016
Oil and gas properties under U.S. GAAP	$7,982,969	$2,018,617

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2006 and 2005 would be $28,086,603 and $8,619,030, respectively.

b)	Stockholders’ Equity

i)	Common Stock

During the 2004 fiscal year, the Company began recording, under Canadian GAAP, the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 (“SFAS 123”). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2006	2005
Common stock under Canadian GAAP	$38,424,949	$18,053,464
Cumulative historical adjustments	3,042,858	3,042,858
Common stock under U.S. GAAP	$41,467,807	$21,096,322

ii)	Foreign Currency Translation Adjustment

The effects of Note 9(a)(ii) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2006	2005
Foreign currency translation
Adjustment under Canadian GAAP	$-	$-
Foreign currency translation adjustment	(1,258,323)	(7,487)
Cumulative historical adjustments	85,529	93,016
Foreign currency translation adjustment under U.S. GAAP	$(1,172,794)	$85,529

iii)	Accumulated Other Comprehensive Income

The effects of Note 9(a) on accumulated other comprehensive income are as follows:

	March 31,	March 31,
	2006	2005
Accumulated other comprehensive income
under Canadian GAAP	$-	$-
Unrealized gain(loss) on marketable securities	(27,000)	10,200
Cumulative historical adjustments	27,000	16,800

Accumulated other comprehensive income
under U.S. GAAP	$-	$27,000

As a result of these adjustments, total stockholders’ equity under U.S. GAAP as at March 31, 2006 and 2005 would be $25,857,038 and $8,072,609, respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c)	Net Loss and Comprehensive Income for the Year

The following are the effects of Note 9(a)(i) on net loss for the 2006, 2005, and 2004 fiscal years:

	2006	2005	2004

Net loss for the year under Canadian and
U.S. GAAP	$(1,425,562)	$(1,214,377)	$(938,001)

Other comprehensive income:
Realized gain on marketable securities	39,912	-	-
Portion included previously in
comprehensive income	(27,000)	-	-
Unrealized gain on marketable
securities	-	10,200	13,200

Comprehensive loss for the year
under U.S. GAAP	$(1,412,650)	$(1,204,177)	$(924,801)